UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-14037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of Moody’s

Corporation

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Moody’s Corporation

7 World Trade Center at 250 Greenwich Street

New York, NY 10007

REQUIRED INFORMATION

The required financial statements are attached to this report.

Profit Participation Plan of Moody’s Corporation

Index to Financial Statements and Exhibits

Pages
Glossary of Terms and Abbreviations	3

(a) Financial Statements

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Plan Benefits as of December 31, 2014 and 2013	5

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2014	6

Notes to Financial Statements	7-15

Schedule of Assets (Held At End of Year) as of December 31, 2014	16

(Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.)

Signature	17

(b) Exhibits

23.1 Consent of Independent Registered Public Accounting Firm – KPMG LLP

GLOSSARY OF TERMS AND ABBREVIATIONS

The following terms, abbreviations and acronyms are used to identify frequently used terms in this report:

Term	Definition
ASC	The FASB Accounting Standards Codification; the sole source of authoritative GAAP except for rules and interpretive releases of the SEC, which are also sources of authoritative GAAP for SEC registrants

Benefit Payments	Participant withdrawals and distributions

Company	Moody’s Corporation and its subsidiaries

Company Matching Contribution	Matching contributions made by the Company equal to 50% of the first 6% of annual compensation that is contributed by a participant to the Plan subject to Internal Revenue Service limitations

EPS	Earnings per share

ERISA	Employee Retirement Income Security Act of 1974, as amended

ESOP	Employee Stock Ownership Plan

FASB	Financial Accounting Standards Board

GAAP	U.S. Generally Accepted Accounting Principles

Investment Manager	Evercore Trust Company, N.A.; the investment manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund

IRC	Internal Revenue Code

Management Benefits and Compensation Committee	Committee that has been delegated certain authority by the Board of Directors for management of the Plan

Moody’s	Moody’s Corporation and its subsidiaries

Plan	The Profit Participation Plan of Moody’s Corporation; a defined contribution plan established by the Company for eligible employees

Profit Sharing Plan	Moody’s Global Profit Sharing Plan; a profit sharing plan sponsored by Moody’s

Roth Contributions	After-tax contributions by the employee; the contributions (and earnings thereon) generally are not taxable when distributed from the Plan

Stock Fund	The Moody’s Corporation Stock Fund

Trustee	Fidelity Management Trust Company; trustee that has custody of all of the Plan’s assets

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the Profit Participation Plan of Moody’s Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Participation Plan of Moody’s Corporation (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013 and the changes in net assets available for plan benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

New York, New York

June 18, 2015

Profit Participation Plan of Moody’s Corporation

Statements of Net Assets Available for Plan Benefits

(amounts in thousands)

	December 31,
	2014	2013
ASSETS:
Investments, at fair value (Note 3)	$640,174	$570,204
Notes receivable from participants	5,065	4,969
Contributions receivable
Employer	8,988	3,604
Participant	741	938

Total contributions receivable	9,729	4,542

Total assets	654,968	579,715

LIABILITIES:
Contribution refunds payable	11	30

Total liabilities	11	30

Net assets available for plan benefits at fair value	654,957	579,685
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(813)	(758)

Net assets available for plan benefits	$654,144	$578,927

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Statement of Changes in Net Assets Available for Plan Benefits

(amounts in thousands)

Year ended
December 31, 2014
Additions to net assets attributed to:
Investment gains:
Net appreciation in fair value of investments (Note 3)	$16,053
Dividends	30,976
Interest	1,353

Total investment income, net	48,382

Interest on notes receivable from participants	258

Contributions:
Participant	35,296
Employer	22,300

Total contributions	57,596

Total additions	106,236

Deductions from net assets attributed to:
Benefits paid to participants	30,889
Administrative expenses	130

Total deductions	31,019

Net increase in net assets available for plan benefits	75,217
Net assets available for plan benefits:
Beginning of year	578,927

End of year	$654,144

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements

1. Background and Plan Description

The Profit Participation Plan of Moody’s Corporation is a defined contribution plan established to provide a convenient way for eligible U.S. employees to save on a regular and long-term basis for retirement. The Plan is subject to the provisions of ERISA.

The following summary provides an overview of major Plan provisions and is provided for general information purposes. U.S. employees who participate in the Plan or former U.S. employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of Plan provisions and qualifications.

Eligibility

Full-time U.S. employees of the Company who are hired or rehired on or after January 1, 2008 are automatically enrolled in the Plan with contributions equal to 3% of compensation as defined in the Plan unless they elect otherwise. The default fund for the automatic deferrals is the Fidelity Freedom Fund that most closely matches the participants’ retirement dates based upon date of birth.

Prior to January 1, 2008, full-time U.S. employees of the Company were immediately eligible to participate in the Plan on their date of hire.

Part-time U.S. employees are eligible to participate in the Plan when they work at least one thousand hours either during the consecutive twelve-month period following their date of hire, or in any calendar year following employment. After January 1, 2008, upon completion of the eligibility requirements, employees are automatically enrolled in the Plan with contributions equal to 3% of the compensation as defined in the Plan unless they elect otherwise.

Contributions

Participants contribute to the Plan by authorizing payroll deductions from their compensation as defined in the Plan. Participants’ contributions under the Plan may be made from after-tax earnings and/or from before-tax earnings, the latter form of contribution having the effect of reducing the participant’s current taxable earnings for Federal income tax purposes. Participants are eligible to contribute up to 50% of their compensation to the Plan each year. Before-tax contributions are subject to the overall limit imposed by the IRC of $17,500 in 2014 with an additional contribution of $5,500 permitted for participants who are age 50 or older. The Company makes matching contributions currently equal to 50% of the first 6% of annual compensation (as defined) that is contributed to the Plan. Payroll deductions for participant contributions and the corresponding Company Matching Contribution that are not remitted to the Plan until after year-end are recorded as receivables in the Plan financial statements.

Under the Plan all eligible U.S. employees (excluding those for which an applicable law prohibits a profit sharing contribution) receive a contribution if certain financial targets of the Company are met, regardless of whether they contribute to the Plan. The Company will make this contribution if year-over-year EPS growth for any plan year equals or exceeds a threshold set forth in the Plan. This threshold is defined as (i) 10% growth in EPS and (ii) 2% in excess of targeted EPS percentage growth for the plan year. For year ended December 31, 2014, the Company achieved the required EPS growth necessary for a contribution under the Profit Sharing Plan. Accordingly, the employer contributions receivable in the Plan’s Statement of Net Assets Available for Plan Benefits for the year ended December 31, 2014 includes approximately $5 million for this contribution which was paid to the Plan in March 2015. For the year ended December 31, 2013, the Company did not achieve the required EPS growth necessary for a contribution under the Profit Sharing Plan.

Participants at their discretion may invest their contributions in any, or all, of the investment fund options offered under the Plan, including the Moody’s Corporation Stock Fund but excluding the Dun & Bradstreet Legacy Fund, which has not been open to new investments since 2000.

Effective January 1, 2008, the Company’s U.S. defined benefit pension plan was closed to new participants. However, in lieu of defined benefit pension plan benefits, employees of the Company who are hired, rehired or who transfer to the U.S. payroll from a non–U.S. location on or after January 1, 2008 are eligible to receive a retirement contribution to the Plan. The retirement contribution is based upon an eligible U.S. employee’s compensation as well as combined age and years of service as defined in the Plan. Participants that are eligible for the retirement contribution will receive this contribution regardless of whether they contribute to the Plan.

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan. Transfers or rollovers to the Plan may only be made with the approval of the Management Benefits and Compensation Committee and do not affect any other contributions made by or on behalf of a participant.

Starting on May 1, 2014, the Plan permits participants to make an election for Roth Contributions, on an after-tax basis. Participants at their discretion may invest their Roth Contributions in any, or all, of the investment fund options offered under the Plan, including the Moody’s Corporation Stock Fund but excluding the Dun & Bradstreet Legacy Fund, which has not been open to new investments since 2000. Participant contributions, withdrawals, gains, losses and other credits shall be credited to the participant’s Roth Contributions account.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. Effective November 1, 2011, participants are not permitted to invest more than 10% of their current contributions or existing individual account balances into the Moody’s Corporation Stock Fund (however, participants whose accounts were more than 10% invested on November 1, 2011 or subsequently became so due to investment returns are not required to divest any portion of their Moody’s Corporation Stock Fund holdings). Prior to November 1, 2011, participants were not permitted to invest more than 25% of their current contributions or existing individual account balances into the Moody’s Corporation Stock Fund. Net appreciation or depreciation on Plan investments for a given fund is allocated on a daily basis in proportion to the participant’s account balance in that fund. Interest and dividend income are allocated to participants’ accounts when paid.

The Moody’s Corporation Stock Fund is an ESOP which allows participants to choose whether any cash dividends paid are reinvested in the Stock Fund or paid to the participant in cash.

Starting May 1, 2014, with the addition of the Roth option to the Plan, participants electing to make Roth Contributions will have separate accounts for those contributions.

Distributions

Upon retirement or other termination of service with the Company, participants (or a designated beneficiary) become eligible for a lump sum distribution of the vested portion of their account balance. In the case of account balances in excess of $1,000, participants may select a deferred distribution method from various options available under the Plan. Participants’ whose vested benefits are $1,000 or less will receive an automatic distribution of their balance. The Plan also permits participant withdrawals after attaining age 59 1⁄2 or due to certain financial hardship to be made out of vested account balances.

Notes receivable from participants

Participants may obtain loans from the Plan, which are collateralized by the participant’s account balance. The Plan limits the total number of loans outstanding at any time for each participant to two general-purpose loans and a principal residence loan. The minimum loan permitted by the Plan is $500 and the maximum permissible amount of all loans outstanding at any time is the lower of 50% of a participant’s vested account balance or $50,000. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2014 and 2013, interest rates on participant loans ranged from 5.25% to 11.50%, respectively. Maturity dates for the participant loans ranged from one month to 11 years and one month to ten years at December 31, 2014 and 2013, respectively. Principal and interest is paid ratably by the participants through semi-monthly payroll deductions.

In the event of a default, the Management Benefits and Compensation Committee may accelerate the repayment of the loan; demand immediate repayment of the entire amount outstanding; renegotiate the terms of the loan; or approve a financial necessity distribution of the participant’s loan subject to the terms of the Plan.

Vested Benefits and Forfeitures

Participants immediately vest in their own contributions to the Plan, as well as any earnings thereon. The Plan provides for vesting in the value of all Company contributions to a participant’s Plan account after three years of service beginning on the participant’s initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65, upon death, or if they become totally and permanently disabled.

Amounts forfeited by nonvested participants who terminated employment during the year ended December 31, 2014 were $2.0 million. Forfeited amounts can be used to reduce future Company contributions and to pay administrative fees of the Plan. During the year ended December 31, 2014, approximately $1.7 million of the cumulative forfeiture pool was used to offset Company contributions and $0.1 million was used to pay administrative fees. As of December 31, 2014 and 2013, the Plan held forfeited amounts totaling $0.4 million and $0.2 million, respectively.

Administration of the Plan

The Plan is administered by the Management Benefits and Compensation Committee. Fidelity Management Trust Company is Trustee of the Plan and has custody of the Plan’s assets. The Management Benefits and Compensation Committee designated Evercore Trust Company, N.A., as the Investment Manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund.

Voting Rights

The Company’s common stock held in the Stock Fund is voted by the Trustee at the Company’s stockholder meetings in accordance with the confidential instructions of the participants whose accounts are invested in the common stock. All shares of the Company’s common stock for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Company’s common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to participants’ accounts for which it has received voting instructions from participants.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, the Company is free to do so at any time subject to the provisions of ERISA and the IRC which state that, in such event, all participants of the Plan shall become fully vested in the employer contributions credited to their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting. For financial statement purposes, participant withdrawals and distributions are recorded when paid. At December 31, 2014 and 2013, all Benefit Payments processed and approved for payment had been paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Plan Benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the Statement of Changes in Net Assets Available for Plan Benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options consisting of common stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits. Plan participants who are invested in the Moody’s Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Moody’s Corporation common stock.

Certain Plan assets invest directly or indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in various economic conditions. These conditions include, but are not limited to, real estate values, delinquencies and/or defaults on cash flows underlying the securities. Furthermore, the value of these securities may be adversely affected by shifts in market perception of the issuer as well as changes in interest rates.

Investment Valuation

Investments in mutual funds are valued at quoted market prices based on the net asset value of the shares held by the Plan and generally are based on the fair value of the underlying assets. Common trust funds are valued at the net asset value of the shares held by the Plan which represents their fair value.

Fully benefit-responsive investment contracts included in the stable value common trust fund are presented at fair value on the Statement of Net Assets Available for Plan Benefits. The investments in the fund that invests in the fully benefit-responsive investment contracts are adjusted to contract value which is equal to the principal balance plus accrued interest as contract value is the amount at which participants ordinarily transact. Refer to Note 3 for a more detailed description regarding the fair value of the fund that invests in fully benefit-responsive investment contracts.

Moody’s Corporation common stock and The Dun & Bradstreet Corporation common stock are stated at the fair value determined by the closing quoted price for the companies’ common stock.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balances plus any accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2014 and 2013 as the participant loans are secured by the participants’ vested balance in their accounts. Accordingly, in the event of a default, the Plan Administrator will deem the loan balance to be a distribution to the participant.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

Net Appreciation (Depreciation) of Investments

The net appreciation (depreciation) in the fair value of plan investments presented in the Statement of Changes in Net Assets Available for Plan Benefits consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

Recently issued accounting standards:

In May 2015, the FASB issued ASU No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This ASU removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share as a practical expedient. ASU No. 2015-07 is effective retrospectively for fiscal years beginning after December 15, 2016, with early adoption permitted. The adoption of this ASU will only impact the presentation of the Plan’s common trust funds in the fair value hierarchy disclosures.

3. Fair Value Measurements

Fair value is defined by the ASC as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value is based on the principal or most advantageous market in which the Plan could commence transactions and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. Also, determination of fair value under the ASC assumes that market participants will consider the highest and best use of the asset.

The ASC establishes a fair value hierarchy whereby the inputs contained in valuation techniques used to measure fair value are categorized into three broad levels as follows:

•	Level 1 : quoted market prices in active markets that the reporting entity has the ability to access at the date of the fair value measurement;

•	Level 2 : inputs other than quoted market prices described in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•	Level 3 : unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	December 31, 2014
	Fair value measurements using input type
(dollar amounts in thousands)	Level 1	Level 2	Total
Employer-related common stock funds	$49,466	$—	$49,466
Common trust funds:
Equity index	—	131,501	131,501
Stable-value	—	56,483	56,483
Mutual funds:
U.S. equity	166,994	—	166,994
Life-cycle funds	83,574	—	83,574
International equity	71,868	—	71,868
Fixed income	68,694	—	68,694
Real estate	11,594	—	11,594

Total investments measured at fair value	$452,190	$187,984	$640,174

	December 31, 2013
	Fair value measurements using input type
(dollar amounts in thousands)	Level 1	Level 2	Total
Employer-related common stock funds	$43,589	$—	$43,589
Common trust funds:
Equity index	—	110,964	110,964
Stable-value	—	53,846	53,846
Mutual funds:
U.S. equity	150,745	—	150,745
International equity	72,523	—	72,523
Life-cycle funds	66,774	—	66,774
Fixed income	64,138	—	64,138
Real estate	7,625	—	7,625

Total investments measured at fair value	$405,394	$164,810	$570,204

The Plan does not have any investments measured at fair value on a recurring basis that utilize Level 3 inputs.

The Plan’s valuation methodology used to measure the fair values of employer-related common stock and mutual funds is based on quoted prices as these instruments and their underlying investments have active markets. The valuation methodology for the equity index common trust fund is reported at its net asset value which is based on the fair value of the underlying investments as determined by the investment manager using quoted prices in active markets or other significant inputs that are deemed observable. The valuation methodologies for the fully benefit-responsive stable-value common trust fund as determined by the investment manager vary by the different investments held within the fund and include discounted cash flow models which consider recent bids as determined by recognized dealers; recent bid prices if quoted market prices are readily available; matrix pricing for fixed income securities which consider yield or price of bonds of comparable quality, coupon and maturity; and pricing services that incorporate dealer-supplied valuations and valuation models.

There were no transfers or reclassifications of investments between Level 1, Level 2 or Level 3 within the fair value hierarchy during the years ended December 31, 2014 and 2013. Furthermore, there were no changes in valuation methodologies used to measure the fair value of the Plan’s investments as of and for the years ended December 31, 2014 and 2013.

The funds within the Plan are redeemable daily and, excluding the fund which invests in fully benefit-responsive investment contracts, generally have no restrictions on redemptions other than for certain funds, a fee may be charged to a participant for redeeming an investment within a specified amount of time after the original purchase of the investment. For the fund that invests in fully-benefit responsive investment contracts, withdrawals or exchanges into another investment option may be made at any time, except that exchanges cannot be made into a competing fund (e.g. money market funds or other fixed income funds). The Plan has no contractual obligation to further invest in any of the funds.

Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the fund which invests in fully benefit-responsive investment contracts. Such events could include, but are not limited to, the following: premature termination of contracts by this fund, Plan termination, bankruptcy, partial plan termination or plan mergers, early retirement incentives that could cause significant withdrawals from the Plan and failure of the Plan to qualify under the applicable sections of the IRC. The Plan Administrator does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The Plan’s assets are invested in various common stock funds, common trust funds and mutual funds as described below. Individual investment balances that represent 5% or more of net assets are listed separately as of the applicable date.

	December 31,
(in thousands)	2014	2013
Employer-related common stock funds:
Moody’s Corporation Stock Fund (1)	$47,234	$41,065
Common stock fund individually less than 5% of net assets (2)	2,232	2,524

Total	49,466	43,589

Common trust funds:
Fidelity U.S. Equity Index Commingled Pool	131,501	110,964
Fidelity Managed Income Portfolio II (3)	56,483	53,846

Total	187,984	164,810

Mutual funds:
Goldman Sachs Midcap Value Fund	62,159	54,929
PIMCO Total Return Fund	38,929	38,841
Spartan Extended Market Index Fund	37,341	34,477
Fidelity Diversified International Fund	34,501	34,836
Fidelity Low-Priced Stock Fund (4)	32,369	30,671
Mutual funds individually less than 5% of net assets	197,425	168,051

Total	402,724	361,805

Total investments at fair value	$640,174	$570,204

(1)	Consists of 481,002 and 514,091 shares of Moody’s Corporation common stock and $1,150 thousand and $812 thousand in cash at December 31, 2014 and 2013, respectively.
(2)	Consists of 17,813 and 19,919 shares of Dun & Bradstreet Corporation common stock and $77 thousand and $79 thousand in cash at December 31, 2014 and 2013, respectively.
(3)	Fully benefit-responsive investment contract; contract value was $55,670 thousand and $53,088 thousand at December 31, 2014 and 2013, respectively.
(4)	Fund is 5% or greater of net assets only at December 31, 2013. The December 31, 2014 balance is shown for comparative purposes.

The Plan’s investments appreciated in value (including realized and unrealized gains and losses) as follows:

(in thousands)	Year ended December 31, 2014
Employer-related common stock funds:
Moody’s Corporation Stock Fund	$8,701
The Dun & Bradstreet Legacy Fund	(4)
Common trust funds	15,686
Mutual funds	(8,330)

Net appreciation	$16,053

The Fidelity Managed Income Portfolio II (“the Fund”) consists of fully benefit-responsive investment contracts. The Fund invests in fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements that aid in the preservation of capital within the Fund enabling a competitive level of income over time. The Plan’s interest in this investment is calculated by applying the Plan’s ownership percentage in the Fund to the net asset value of the entire Fund. Average annual yields relating to the Fund are presented below:

Average Yields	2014	2013
Based on actual earnings of the Fund	1.70%	1.59%
Based on interest rates credited to participants	1.38%	1.14%

Crediting interest rates on the Fund are determined quarterly and are based on a formula with the issuer, which considers current economic and market conditions and the general interest rate environment. There is no correlation between future crediting rates and the adjustment from the contract value to the fair value as reported on the Statements of Net Assets Available for Plan Benefits.

4. Related Party Transactions

Certain Plan investments are managed by the Trustee and Investment Manager, and therefore qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company, except for certain Trustee and Investment Manager fees which are charged to the Plan, and totaled approximately $130,000 for the year ended December 31, 2014. Additionally, certain investment management fees are charged to the individual funds in the Plan and are included in the net appreciation in the fair value of investments in the Statement of Changes in Net Assets Available for Plan Benefits. Plan investments in the common stock of the Company also qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Stock Fund held 481,002 and 514,091 shares, respectively, of common stock in Moody’s Corporation, the Plan sponsor, with a cost basis of $11.7 million and $15.8 million, respectively. The Plan earned dividends of approximately $549,400 and $484,000 from Moody’s Corporation common stock during the years ended December 31, 2014 and 2013, respectively.

5. Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated January 29, 2015, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The plan administrator believes that the Plan is designed and is currently operated in compliance with applicable requirements of the IRC.

GAAP requires the Plan sponsor to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken that would require recognition or other disclosure in the Plan’s financial statements.

The Plan is subject to routine audits by various taxing jurisdictions. There are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examination for the years prior to 2011.

6. Reconciliation of Financial Statements to Form 5500

	December 31,
(in thousands)	2014	2013
Net assets available for plan benefits:
Financial statements	$654,144	$578,927
Participant loans deemed distributed for Form 5500 reporting	(26)	(24)
Corrective distributions paid in subsequent year (1)	11	30
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	813	758

Form 5500	$654,942	$579,691

Year Ended December 31, 2014
Changes in net assets available for plan benefits:
Financial statements	$75,217
Adjustments related to corrective distributions:
Contributions refund payable due to corrective distributions (1)	11
Plan year 2013 corrective distributions paid in 2014 (1)	(30)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Reversal of prior year	(758)
Adjustment of current year	813
Adjustments relating to loans deemed to be distributed for Form 5500 reporting:
Participant loans deemed distributed for Form 5500 reporting in 2013	24
Participant loans deemed distributed for Form 5500 reporting in 2014	(26)

Form 5500	$75,251

(1)	Subsequent to the years ended December 31, 2014 and 2013, the Company was notified by the Trustee that it failed the Internal Revenue Code Section 415(c), Annual Additions Limitation Test. The Section 415(c) Limit or the Annual Additions Limitation is a limit on the aggregate sum of all employer contributions, employee contributions and forfeitures. The Section 415(c) Limit for 2014 was $52,000. These corrective distributions were made in the year subsequent to the original contribution and were recorded as a contribution refunds payable at December 31, 2014 and 2013.

Profit Participation Plan of Moody’s Corporation

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2014

(tabular dollar amounts in thousands)

	Identity of issuer, borrower or similar party	Maturity date	Annual interest rate	Number of shares/ units/ or principal amount	Current value
	Employer-related common stock funds:
*	Moody’s Corporation Stock Fund (1)			481,002	$47,234
	The Dun & Bradstreet Legacy Fund (2)			17,813	2,232

	Total				49,466

	Common trust funds:
*	Fidelity U.S. Equity Index Commingled Pool			1,683,537	131,501
*	Fidelity Managed Income Portfolio II **			55,670,326	56,483

	Total				187,984

	Mutual funds:
	Goldman Sachs Midcap Value Fund			1,494,928	62,159
	PIMCO Total Return Fund			3,651,874	38,929
*	Spartan Extended Market Index Fund			676,713	37,341
*	Fidelity Diversified International Fund			1,003,213	34,501
*	Fidelity Low-Priced Stock Fund			644,792	32,369
	Mainstay Large-Cap Growth Fund			3,138,332	32,356
*	Spartan US Bond Index Fund			2,535,340	29,765
*	Spartan International Index Fund INS			512,373	19,071
	Lazard Emerging Markets Equity Portfolio - Institutional Shares			1,064,335	18,296
*	Fidelity Freedom 2045 Fund			813,789	13,069
*	Fidelity Freedom 2050 Fund			773,013	12,500
*	Fidelity Freedom 2040 Fund			793,610	12,420
*	Fidelity Freedom 2035 Fund			792,616	12,373
	DEUT Real Estate Securities Fund			491,276	11,594
*	Fidelity Freedom 2030 Fund			698,026	10,589
*	Fidelity Freedom 2025 Fund			582,770	8,660
*	Fidelity Freedom 2020 Fund			399,427	5,688
*	Fidelity Freedom 2015 Fund			227,519	3,094
	Boston Trust Small Cap Fund			187,617	2,769
*	Fidelity Freedom 2055 Fund			189,923	2,260
*	Fidelity Freedom Income Fund			134,720	1,595
*	Fidelity Freedom 2010 Fund			52,727	696
*	Fidelity Freedom 2005 Fund			48,592	630

	Total				402,724

	Total investments, at fair value				$640,174

*	Notes receivable from participants	1 month to 11 years	5.25% to 11.5%		$5,065

*	Asset qualifies as a party-in-interest for the Plan for which a statutory exemption exists.
**	Fully benefit responsive investment contract
(1)	Consists of 481,002 shares of Moody’s Corporation common stock and $1,150 thousand in cash at December 31, 2014.
(2)	Consists of 17,813 shares of Dun & Bradstreet Corporation common stock and $77 thousand in cash at December 31, 2014.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Benefits and Compensation Committee of Moody’s Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN OF MOODY’S CORPORATION

By:	/s/ JOSEPH MCCABE
Joseph McCabe
Senior Vice President and Corporate Controller (principal accounting officer and duly authorized officer)

Date: June 18, 2015